

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 17, 2005





Mr. Christopher J. Juall
Mr. Marc S. Wolff
Moors & Cabot, Inc.
1800 Second Street
Suite 892
Sarasota, FL 34236

Re: *Denial of No-Action Request of Wolff Juall Investments, LLC*

Dear Mr. Juall and Mr. Wolff:

In your letter dated March 23, 2005, on behalf of Wolff Juall Investments, LLC ("Wolf Juall Investments"), and indirectly on behalf of Moors & Cabot, Inc., a registered broker-dealer ("Moors & Cabot"), you requested assurances that the Division of Market Regulation ("Division") would not recommend enforcement to the Commission under Section 15(a) of the Securities Exchange Act of 1934 ("Exchange Act") if Wolff Juall Investments, along with Moors & Cabot and Moors & Cabot's registered representatives in its Sarasota and Englewood offices engage in the activities described in your letter without Wolff Juall Investments registering as a broker-dealer in accordance with Section 15(b) of the Exchange Act.

Based on your letter, I understand the facts to be as follows:

Moors & Cabot paid commissions to Marc Wolff, representing the aggregate commissions for the registered representatives employed by Moors & Cabot in its Sarasota and Englewood offices. Mr. Wolff transferred such payments to Wolff Juall Investments, which in turn paid the registered representatives, Mr. Wolff, Mr. Juall, and the offices' support staff. Wolff Juall Investments also paid for office expenses. On review, NASD examiners found these activities to be in violation of NASD Rule 2420.

As you know, NASD Rule 2420 generally prohibits the payment of commissions and fees to entities that operate (or, based on proposed activities, would operate) as unregistered broker-dealers. Section 3(a)(4)(A) of the Exchange Act defines a "broker" as a person "engaged in the business of effecting transactions in securities for the account of others." Section 15(a) of the Exchange Act generally requires brokers-dealers to register with the Commission.

You propose to address the alleged violation of NASD Rule 2420 by Moors & Cabot by having Moors & Cabot pay commissions individually to each of its registered representatives in its Sarasota and Englewood offices. The registered representatives then would transfer such payments to Wolff Juall Investments. Wolff Juall Investments

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would then make payments to the registered representatives, Mr. Wolff, Mr. Juall, and the offices' support staff, and pay for office expenses. In your view, however, this plan would be inefficient.

RESPONSE:

Based on the facts and representations set forth in your letter, the Division is unable to assure you that it would not recommend enforcement action to the Commission if Wolff Juall Investments, along with Moors & Cabot and Moors & Cabot's registered representatives in its Sarasota and Englewood offices engage in the activities described in your letter without Wolff Juall Investments registering as a broker-dealer.[1] We note that the Division has previously declined to grant no-action relief to the practice of routing commissions or other transaction-related compensation from a broker-dealer directly *or indirectly* to an unregistered entity for the benefit of the broker-dealer's registered representatives.[2] This is because the ability to control the compensation of registered representatives is a key mechanism by which registered broker-dealers exercise supervisory control over sales practices. Compensation schedules can create significant incentives that could undermine a firm's supervisory systems and thus investor protection. Therefore, in order to maintain adequate supervision by registered broker-dealers, registered broker-dealers, not unregistered entities, should determine compensation to natural persons associated with a registered broker-dealer. Accordingly, while there is an exemption from registration for natural persons associated with a registered broker-dealer,[3] that exemption is not available to Wolf Juall Investments. The Division has also previously indicated that the receipt of transaction-related compensation is a key factor in determining whether a person or entity is acting as a broker-dealer, and that absent an exemption, an entity that receives commission or other transaction-related compensation in connection with securities-based activities that fall within the definition of "broker" or "dealer" contained in Sections 3(a)(4) and 3(a)(5), respectively, of the Exchange Act generally is required to register as broker-dealer under Section 15 of the Exchange Act.[4]

We express no view with respect to other questions these activities may raise, including the applicability of any other provision of the federal securities laws, any state law, or any self-regulatory organization rules. Before engaging in the activities described in your letter, you should consult with private counsel familiar with the federal securities laws to

[1] The Division grants no-action relief only with respect to prospective activities. Current or prior activities are beyond the scope of no-action relief.

[2] *See Letter re: Birchtree Financial Services, Inc.* (Sept. 22, 1998); *Letter re: 1st Global, Inc.* (May 7, 2001); *Letter re: Herbruck, Alder & Co.* (May 3, 2002).

[3] *See* Section 15(a) of the Securities Exchange Act of 1934.

[4] *See Birchtree, 1st Global* and *Herbruck, supra* note 2.

obtain legal advice as to how the above issues should be resolved in your particular circumstances. Private counsel would be in a position to advise you on the basis of a more thorough understanding of your proposed activities.

Sincerely,



Brian A. Bussey
Assistant Chief Counsel

MOORS & CABOT, INC.

1800 SECOND STREET, SUITE 892
SARASOTA, FLORIDA 34236
ESTABLISHED 1890

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March 23, 2005

Office of the General Counsel
U.S. Securities & Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549

To Whom It May Concern:

Our branch office is currently seeking guidance regarding the way we are paid from our broker/dealer. The way we've always been paid has been deemed improper by the NASD's Boston office examiners. Our hope is that your office will give us clarity going forward. Let's begin with a synopsis of the current situation.

We currently own and operate the Sarasota and Englewood Florida offices of Moors & Cabot, Inc. – a member of the NYSE, BSE, and NASD. Our offices consist of ten registered representatives and we have trained most of them from the beginning of their careers.

We are treated by our broker/dealer as independent contractors and are paid by one check (gross commissions for both branches) payable to Marc Wolff – a licensed branch manager and representative of our offices. Upon receipt of the office commission check it is deposited into the corporate account titled "Wolff Juall Investments, LLC". Once the funds are deposited in "Wolff Juall Investments" we pay our registered representatives (we keep a percentage of their commissions) and support staff. We are able to pay our bills and pay ourselves once this process is completed.

Due to a recent routine audit of our broker/dealer headquarters in Boston we were told that our paychecks now had to be paid to each registered representative separately. Therefore, each registered representative would now be receiving the entire amount of their commissions earned and then have to pay us back their checks so we can deposit the money in Wolff Juall Investments, LLC and go through our normal process. We understand the reasoning for this decision to be based upon NASD conduct rule 2420, which essentially says that commissions can only be paid to a registered representative or other member of the NASD.

We believe this to be a gray area since the commissions are being paid to a registered representative initially and ultimately. Rule 2420 doesn't seem to address our particular situation – one that is not unusual for broker/dealers across the country. In fact, we know of other firms – some smaller than Moors & Cabot, Inc. and some much larger who pay their independent contractors the same way we used to get paid without incident or confusion.

So if I could for a moment let me go through the logistics of the new payroll system in order to satisfy the above requirements:
Example 1: One of our brokers receives a $10,000 check from Moors & Cabot directly on the 22nd of the month. He then deposits it in his personal bank account. Then, once the check clears (usually five business days), he writes a check made out to our corporation (Wolff Juall Investments, LLC) for that same exact amount…another 5 days hold. Then we need to process our payroll via ADP by the last day of the month, but the funds will not clear in time, even if everything goes perfect and everyone reacts quickly enough. On top of that, he gets paid probably around $4,000 after his expenses and payout ratio, so he sees quite a bit less than the first check received. Add to that the 1099 issue (plus he gets a W-2 from us, which can result in double taxation) and it makes the situation very tough and confusing.
Example 2: We have to have our $10/hour receptionists paid directly from our office too. They have to go through the same process of depositing the check, and then after it clears writing us the same check back. In addition, whereas they once had to file a form 1040 EZ…now, due to the 1099 they get from Moors & Cabot, they cannot file this tax form anymore, and may owe additional taxes.

All of our employees obviously rely on the timely payment of their earnings each month. The way we are now instructed to pay creates major issues regarding tax reporting, health insurance, timeliness of payment, retirement plan issues, and timely payment of the office's monthly operating expenses.

In conclusion, we hope that your office will issue a no action letter clarifying our future position.

Sincerely,



Christopher J. Juall



Marc S. Wolff